UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 18, 2014

Auxilium Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	000-50855 (Commission File Number)	23-3016883 (I.R.S. Employer Identification No.)

640 Lee Road Chesterbrook, PA (Address of principal executive offices)	19087 (Zip Code)

(484) 321-5900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On November 19, 2014, Auxilium Pharmaceuticals, Inc. (the “Company”) and Endo International plc (“Endo”) issued a joint press release announcing that on November 18, 2014 the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to Endo’s previously announced proposed acquisition (the “Merger”) of the Company.

The foregoing is qualified in its entirety by the text of the press release attached as Exhibit 99.1 hereto and incorporated herein by reference.

The information in this section and the press release attached as Exhibit 99.1 hereto is being furnished pursuant to Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific referencing in such filing. The furnishing of this information shall not be deemed an admission as to the materiality of the information included in this Form 8-K.

Item 8.01 Other Events.

On November 18, 2014, the Federal Trade Commission granted early termination of the waiting period under the HSR Act with respect to the Merger. The grant of early termination is effective immediately, and has the effect of ending the waiting period under the HSR Act relating to the Merger. The transaction remains subject to other closing conditions that are described in Endo’s registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2014 (the “Form S-4”).

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Endo has filed with the SEC a registration statement on Form S-4 that includes the preliminary proxy statement of the Company. The Company plans to mail the definitive proxy statement to its stockholders in connection with the transaction. INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, BECAUSE IT CONTAINS, AND THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN, IMPORTANT INFORMATION. Company stockholders may obtain the preliminary proxy statement and the definitive proxy statement when it becomes available, as well as other filings containing information about the Company and Endo, free of charge, at the website maintained by the SEC at www.sec.gov and, in Endo’s case, also on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. Company stockholders may also obtain these documents, free of charge, from the Company’s website (www.auxilium.com) under the heading “Investors—SEC Filings” or by directing a request to the Company’s Secretary at Auxilium Pharmaceuticals, Inc., 640 Lee Road, Chesterbrook, PA 19087. Company stockholders may also obtain these documents, free of charge, from Endo’s website (www.endo.com) under the heading “Investors” and then under the heading “SEC Filings” or upon request directly to Endo to the attention of “Endo Investor Relations,” 33 Fitzwilliam Square, Dublin 2 Ireland.

PARTICIPANTS IN THE SOLICITATION

The respective directors and executive officers of the Company and Endo and other persons may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the proxy statement. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement filed with the SEC by the Company on April 10, 2014, and information regarding Endo’s directors and executive officers is available in its definitive proxy statement filed with the SEC and CSA by Endo on April 29, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement and other relevant materials to be filed with the SEC and the CSA.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements. Forward-looking statements may be typically identified by such words as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Although the Company believes the expectations reflected in any forward-looking statements are reasonable, they involve known and unknown risks and uncertainties, are not guarantees of future performance, and actual results, performance or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements and any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations. Factors which could cause the Company’s actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the merger with Endo (the “Merger”) are not satisfied (including a failure of the stockholders of the Company to approve, on a timely basis or otherwise, the Merger and the risk that regulatory approvals required for the Merger are not obtained, on a timely basis or otherwise, or are obtained subject to conditions that are not anticipated); (2) litigation relating to the Merger; (3) uncertainties as to the timing of the consummation of the Merger and the ability of each of the Company and Endo to consummate the Merger; (4) risks that the proposed transaction disrupts the current plans and operations of the Company; (5) the ability of the Company to retain and hire key personnel; (6) competitive responses to the Merger; (7) unexpected costs, charges or expenses resulting from the Merger; (8) the failure by Endo to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the Merger; (9) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; and (10) legislative, regulatory, and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in the Form S-4, the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2013, as supplemented by the risks described Part II, Item 1A of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, and our more recent reports filed with the SEC. The Company can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, the Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company and Endo, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Item 9.01 Financial Statements and Exhibits.

(d)                                 Exhibits

99.1	Press Release, dated November 19, 2014, issued by Auxilium Pharmaceuticals, Inc. and Endo International plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUXILIUM PHARMACEUTICALS, INC.

Date: November 19, 2014	By:	/s/ Andrew I. Koven
		Name:	Andrew I. Koven
		Title:	Chief Administrative Officer and
General Counsel

EXHIBIT INDEX

99.1	Press Release, dated November 19, 2014, issued by Auxilium Pharmaceuticals, Inc. and Endo International plc.